FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

1	Name of the issuer
HSBC Holdings plc
2	Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities
Dulwich Picture Gallery, of which J W J Hughes-Hallett, a person discharging managerial responsibilities, is a Trustee
3	Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares
US$0.50 ordinary shares
4	State the nature of the transactions
Disposal of non-beneficial interest as Trustee in shares held by the Dulwich Picture Gallery
5	Number of shares, derivatives or any other financial instruments relating to shares acquired
n/a
6	Number of shares, derivatives or any other financial instruments relating to shares disposed
2,483
7	Price per share or value of transaction
£9.941
8	Date and place of transactions
15 November 2006, London
9	Date issuer informed of transactions
27 April 2009
10	Total holding following notification
1,880,590
11	Name of duly authorised officer/official of issuer responsible for making notification
Paul Stafford, Deputy Group Company Secretary, 020 7992 1509
12	Date of notification
27 April 2009

Consequently each announcement of a change in the non-beneficial interest of J W J Hughes-Hallett as a Trustee of the Esmee Fairbairn Foundation, Dulwich Picture Gallery and Swire Educational Trust, made after 24 November 2006 has an amended 'total holding following notification' as set out below.

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND/OR CONNECTED PERSONS

This notification relates to a transaction notified in accordance with DTR 3.1.2 R and 3.1.4 R (1)(a)

(1) Name of the issuer

HSBC Holdings plc

(2) Name of the person discharging managerial responsibilities or, where applicable, the name of the person connected with a person discharging managerial responsibilities

Esmee Fairbairn Foundation, Dulwich Picture Gallery and Swire Educational Trust of which J W J Hughes-Hallett, a person discharging managerial responsibility, is a Trustee.

(3) Description of shares (including class), debentures, derivatives or any other financial instruments relating to shares

US$0.50 ordinary shares

(4) Details of the Announcements that are to be amended and the revised figures

Date of announcement	RNS Number	The 'Total holding following notification' disclosed	Amended 'Total holding following notification'	Nature of the Transaction and the number of shares acquired and /or disposed
15/02/07	3401R	1,668,986	1,664,020	Disposal of non-beneficial interest as trustee - 216,570
17/05/07	8165W	2,067,729	2,062,763	Acquisition of non-beneficial interest as trustee - 398,743
26/06/07	0204Z	1,838,007	1,833,041	Disposal of non-beneficial interest as trustee - 229,722
27/07/07	1015B	1,288,007	1,283,041	Disposal of non-beneficial interest as trustee - 550,000
21/08/07	5755C	670,477	665,511	Disposal of non-beneficial interest as trustee - 617,530
03/10/07	0898F	661,596	656,630	Disposal of non-beneficial interest as trustee - 8,881
17/10/07	8936F	554,435	549,469	Disposal of non-beneficial interest as trustee - 107,161
16/05/08 (Replaced Announcement made on 07/02/08)	6958U	411,003	540,554	Disposal of non-beneficial interest as trustee - 8,915
16/05/08 (Replaced announcement made on 24/04/08)	6964U	384,814	543,584	Acquisition of non-beneficial interest as trustee - 3,030
16/05/08	6960U	381,784	514,365	Disposal of non-beneficial interest as trustee - 29,219
16/05/08	6954U	419,918	379,848	Acquisition of non-beneficial interest as trustee - 23,970 Disposal -158,487
16/05/08	6966U	385,415	380,449	Acquisition of non-beneficial interest as trustee - 601
18/06/08	O127X	299,648	294,682	Acquisition of non-beneficial interest as trustee - 28,217 Disposal of non-beneficial interest as trustee -113,984
31/07/08	3757A16	336,127	331,161	Acquisition of non-beneficial interest as trustee - 36,479
22/08/08	8885B	346,238	341,272	Acquisition of non-beneficial interest as trustee - 10,111
20/01/09	9594L16	376,427	371,461	Acquisition of non-beneficial interest as trustee - 30,189
19/02/09	5947N	273,479	268,513	Disposal of non-beneficial interest as trustee - 102,948
09/04/09	4853Q	377,416	372,450	Acquisition of non-beneficial interest as trustee - 103,937

(5) Total holding as at 9 April 2009

372,450

(6) Name of duly authorised officer/official of issuer responsible for making notification

Paul Stafford, Deputy Group Company Secretary, 020 7992 1509

(7) Date of notification

27 April 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  27 April 2009